Samuel H. Pilch
Controller
The Allstate Corporation

July 19, 2010

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Mail Stop 4720

Re:	The Allstate Corporation
Form 10-K for the Year Ended December 31, 2009
Filed on February 25, 2010
File Number: 001-11840

Dear Mr. Rosenberg:

This letter is being submitted in response to the verbal follow up comment received on July 6, 2010 that relates to our responses dated May 4, 2010 and June 8, 2010 to the comments set forth in your letter dated April 21, 2010, to Mr. Samuel Pilch, Controller of The Allstate Corporation, with respect to the above-referenced filing.

We are in the process of developing the disclosure information requested and will provide a response on August 5, 2010. We are in the process of preparing our Form 10-Q for the quarterly period ended June 30, 2010 and will include the additional disclosure information requested in that filing which we plan to file on August 4, 2010.

If you have any questions, please contact Kathleen Enright, Assistant Vice President Financial Reporting, at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch

Samuel H. Pilch

Controller

The Allstate Corporation